Filed by Alberto-Culver Company
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company: Alberto-Culver Company
(Commission File No. 1-5050)

For Immediate Release

For further information, contact Doug Craney (708) 450-3117

Alberto-Culver Announces Record Date and Meeting Date for Special Shareholder Meeting

Melrose Park, IL (October 17, 2006)—Alberto-Culver Company (NYSE: ACV) has called a special meeting of its stockholders to be held at 10 a.m. Central Time on Friday, November 10, 2006, at its headquarters in Melrose Park, Illinois. The purpose of the special meeting is to consider and vote upon a proposal to approve the previously announced transaction whereby Alberto-Culver would separate its consumer products business and its Sally/BSG distribution business into two separate publicly traded companies. Holders of record of Alberto-Culver common stock as of October 3, 2006, the record date for the special meeting, are entitled to notice of and to vote at the special meeting.

As previously announced, the separation is occurring pursuant to the investment agreement among Alberto-Culver, certain of its subsidiaries and CDRS Acquisition LLC, a limited liability company organized by Clayton, Dubilier & Rice Fund VII, L.P. In connection with the separation,

•	Alberto-Culver shareholders will receive approximately 52.5% of the shares of the common stock of the Sally/BSG distribution business on a fully diluted basis, 100% of the outstanding common stock of the consumer products business and a special $25 per share cash dividend; and

•	CDRS Acquisition LLC will purchase shares of the Sally/BSG distribution business representing approximately 47.5% of the shares of Sally/BSG common stock on a fully diluted basis.

The Alberto-Culver Board of Directors has unanimously recommended that stockholders vote to approve this transaction.

In connection with this proposed transaction, New Sally Holdings, Inc. has filed a registration statement on Form S-4 (Registration No. 333-136259) with the Securities and Exchange Commission (“SEC”), which was declared effective on October 11, 2006. The registration statement contains a definitive proxy statement/prospectus-information statement, which was mailed to stockholders of Alberto-Culver on or about October 13, 2006. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they contain important information. Investors are able to get the definitive proxy statement/prospectus-information statement and all relevant documents filed by Alberto-Culver Company, New Sally or New Aristotle Holdings, Inc. with the SEC free of charge at the SEC’s website www.sec.gov or from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3145.

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and are set forth in the definitive proxy statement/prospectus-information statement. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.